SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                 RYANAIR ANNOUNCES ITS 15th EUROPEAN BASE
                      AT NOTTINGHAM EAST MIDLANDS AIRPORT

Ryanair, Europe's No. 1 low fares airline today (Wednesday, 14th September 2005) announced Nottingham East Midlands as its 15th European base. From the 7th of March, Ryanair will base 2 brand new Boeing 737-800 aircraft worth $120M at Nottingham East Midlands Airport and add 10 new routes to its existing 5 routes.

FROM NOTTINGHAM EAST MIDLANDS TO     STARTING      FREQUENCY

BERLIN                               7th MARCH     DAILY
DERRY                                7th MARCH     DAILY
NIMES                                7th MARCH     3 WEEKLY
CARCASSONNE                          8th MARCH     4 WEEKLY
NANTES                               8th MARCH     3 WEEKLY
DINARD                               8th MARCH     4 WEEKLY
LIMOGES                              14th MARCH    4 WEEKLY
LODZ                                 14th MARCH    3 WEEKLY
WROCLAW                              15th MARCH    4 WEEKLY
BERGERAC                             15th MARCH    3 WEEKLY
DUBLIN                               EXISTING      3 DAILY (19 weekly)
SHANNON                              EXISTING      DAILY
MURCIA                               EXISTING      DAILY
BARCELONA                            EXISTING      DAILY
ROME                                 EXISTING      DAILY

Announcing Ryanair's 15th European base at Nottingham East Midlands Airport today, Ryanair's CEO Michael O'Leary, said:

        "We are delighted to announce Nottingham East Midlands Airport as our 15th European base. From the 7th of March, Ryanair will operate 15 routes through Nottingham East Midlands delivering 1.2 million passengers per annum, sustaining 1,200 jobs in the East Midlands area.

        "The people of the Midlands region will now be able to enjoy low fare flights at a fraction of existing fares charged by Easyjet. Ryanair is also Europe's most punctual airline and the World's Favourite Airline.

        "Seats on these new routes are available for immediate booking on www.ryanair.com from just GBP5.99* and we urge all passengers to book straight away as demand for fares this low will be huge."




Speaking at today's announcement, Penny Coates, Managing Director, Nottingham East Midlands Airport, said:

        "It is great that Ryanair has chosen Nottingham East Midlands Airport as their newest base. The increased choice of destinations for the people of the Midlands and the opportunities for inbound tourism are very exciting".

*One way ex taxes

Ends.                                    Wednesday, 14th September 2005

For further information:

Peter Sherrard - Ryanair                 Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228                    Tel: 00 353 1 4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  14 September, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director